April 8, 2005


Boss Holdings, Inc.
221 W 1st Street
Kewanee, IL 61443
(309) 852-2131 Fax (309) 852-0848




April 8, 2005

Mr. Michael Moran, Accounting Branch Chief
Mail Stop 3-8
United States Securities and Exchange Commission
Washington, D.C. 20549

Re:   Your File No. 0-23204: Boss Holdings, Inc.
      Form 10-K for the year ended December 25, 2004


Dear Mr. Moran:

Thank you for your correspondence dated March 31, 2005 concerning your branch's review of Boss Holdings, Inc.'s Form 10-K filing for the year ended December 25, 2004 (the "Report"). For a relatively small company such as ours, we welcome the SEC's review and direction concerning financial disclosures. In this letter, the numbered paragraphs are keyed to the numbers in your comment letter. For each item we have restated all or a portion of your comment (typed in bold) and then set forth our response.

1. SEC Comment: In future filings please state whether or not you had any material commitments for capital expenditures.

         Response: We will comply with this requirement in the future. For your reference, the following statement was included in the third paragraph on page 15 of the Report (the fourth paragraph of the liquidity and capital resources discussion): "The Company does not have material commitments for future capital expenditures." We believe this statement complies with applicable regulations.

2. SEC Comment: Please tell us and revise your tabular disclosures of contractual obligations in future filings to include the scheduled interest payments on your long-term debt due in future periods. Because disclosures in the table are aimed at increasing the transparency of cash flows, we believe disclosure of the expected interest payment due is material to a reader understanding your cash flow requirements. You should disclose any assumptions used to estimate the scheduled interest payments. Refer to Item 303(a)(5) of Regulation S-K.

         Response: We will include in our future filings the interest on contractual obligations with comments or appropriate footnotes on assumptions used. The additional scheduled interest payments as of December 25, 2004 are set forth in the following table based on actual fixed rates or an estimated 6% on floating rate obligations.

--------------------------------------------------------------------------------
                                                  Payments Due by Period
                                           -------------------------------------
         Interest on                         Less
     Contractual Obligations                Than 1     1 - 3    4 - 5   After 5
            $(000)                 Total     Year      Years    Years    Years
--------------------------------------------------------------------------------
Long-Term Deb Obligations           666      171        268      181       46
--------------------------------------------------------------------------------
Capital Lease Obligations            30       19         11       -        -
--------------------------------------------------------------------------------
Operating Lease Obligations          -        -          -        -        -
--------------------------------------------------------------------------------
Total Contractual Cash Obligations  696      190        279      181       46
--------------------------------------------------------------------------------

                                                    Amount of Commitment
                                                   Expiration Per Period
                                           -------------------------------------
        Other Commercial           Total     Less
           Commitments            Amount    Than 1     1 - 3    4 - 5   After 5
            $(000)               Committed   Year      Years    Years    Years
--------------------------------------------------------------------------------
Licensing Commitments                -        -          -        -        -
--------------------------------------------------------------------------------
Total Commercial Commitments         -        -          -        -        -
--------------------------------------------------------------------------------

3. SEC Comment: In future filings, please include a separate line item in the table for all purchase obligations as required by Item 303(a)(5)(ii)(D) of Regulation S-K, or tell us why you do not believe it is appropriate to do so.

         Response: The Company has no material purchase obligations to disclose. If this remains true, we will so indicate in future filings or otherwise comply with the noted regulation.

4. SEC Comment: In a separately captioned section, please disclose any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on your financial condition. Your discussion should include all of the information that is now required by Item 303(a)(4) of Regulation S-K. If there are none, please state this in your disclosures.

         Response: The Company has no material off-balance sheet arrangements. If this remains true, we will so indicate in future filings or otherwise comply with the noted regulation.

5. SEC Comment: Please tell us and revise your disclosures in future filings to disclose in a footnote the types of expenses and amounts you include in the cost of sales and the operating expenses line items for all periods presented. Please clarify whether you include freight charges, purchasing and receiving costs, inspection costs, warehousing costs, internal transfer costs, and other costs of your distribution network in the cost of sales line item.

         Response: The Company's cost of sales expense includes all costs incident to purchasing goods for sale, transporting them from the supplier to Company facilities and shipping goods to the customer. Such costs include product cost, inbound freight, duty, brokerage fees, inspection and receiving costs. As disclosed in Note 1 to the financial statements under significant accounting policies, we include shipping and handling costs associated with outbound shipments to customers in cost of sales in accordance with EITF 00-10.

         Warehousing costs are not included in cost of sales. The Company has historically been engaged in manufacturing, but has changed its business model from manufacturing to importing and distribution in recent years. In view of this change, management will review with its Independent Registered Public Accounting firm the proper classification of warehousing expenses for future filings. Should the Company continue to classify such items in operating expenses, future filings will a) include in a footnote the line item and amount of such expenses, and b) include in MD&A a discussion of the potential lack of comparability to those distributors who include warehousing expenses in cost of sales.

6. SEC Comment: You disclose that revenues are recognized at the time of shipment. Please tell us and revise your disclosures in future filings to indicate whether your stated shipping terms are FOB shipping point pursuant to your sales agreements with your customers. Please also tell us and disclose when title passes to the customer and explain to us your return policy.

         Response: Our standard terms are FOB shipping point, with title passing to the customer at time of shipment. We will include this information in future filings. With regard to returns, the Company guarantees the quality of its products and has a policy of accepting returns within 30 days of shipment from customers who are not satisfied with the quality of products received. Such returns require the prior written approval of the Company. Returns subsequent to year-end historically have not been material to the Company's financial statements.

7. SEC Comment: You disclose on page 8 under Revenue Recognition that you offer several types of incentive arrangements whose costs reduce revenues. Please tell us and revise your disclosures here in future filings to disclose if [you] pay slotting fees, engage in cooperative advertising, have buy-down programs or make other payments or provide other promotions to resellers. Please disclose your accounting policy for each of these types of arrangements, including the statement of operations line item that each type of arrangement is included in. For each expense line item that includes these types of arrangements, please disclose the related amounts included in that line item. For each type of arrangement treated as an expense rather than as a reduction of revenues, please tell us how this arrangement meets the requirements of EITF 01-9.

         Response: The Company will revise future filings to expand disclosure in the manner requested concerning sales incentives offered to customers. The following paragraphs address your points of inquiry in order.

         Revenue reduction items: The Company provides various customer incentives that are recorded as a reduction of revenues. The largest of these are rebates provided primarily to customers in the consumer market of the work gloves and protective wear segment. These rebates generally take the form of quarterly and/or annual rebates and frequently vary based on the sales level achieved by the customer. The Company records a revenue reduction and associated accrued liability each month based on the estimated rebate total. Rebates paid are then charged to the accrued liability. Each quarter, management compares the accrued liability balance to the estimated rebates payable compiled for all customers and makes adjustments as appropriate to revenues and the accrued rebate liability.

         The Company also provides cash discounts to many customers and has recorded a cash discounts reserve to reduce the accounts receivable accordingly. Such discounts are recognized as a reduction of revenue. The Company also provides various special price incentives to customers such as show specials that are recorded as a reduction of revenues at the time applicable goods are shipped. Slotting allowances and buy-down programs have not been material in any of the periods presented, and are treated as a reduction of revenues.

         Expense items: In addition to the customer incentives noted above, the Company engages in cooperative advertising. Historically, cooperative advertising consisted of allowances provided to customers to share the actual cost of advertising Company products based on detailed documentation provided by the customer. Such coop costs meet the expensing criteria of EITF 01-9 as they represent a service received by the Company in the form of advertising for which the fair market value is readily determinable. In reviewing our coop advertising costs to respond to your inquiry, we are testing whether our actual practice has changed from the historical norm in that some customers may no longer provide detailed proof of advertising expenses. Due to the volume of coop transactions and customers involved, within the timeframe specified in your letter we cannot provide an accurate assessment of the extent to which certain coop costs incurred should be classified as a reduction of revenue rather than an expense. Management will complete a detailed review of coop expenses and discuss the proper accounting treatment with the Company's Independent Registered Public Accounting firm in order to properly reflect such costs in future filings. Currently, coop advertising expenses are included as operating expenses in the income statement. The Company's total coop advertising costs were approximately $643,000 for the year ended December 25, 2004, less than 1.5% of sales. Management believes any reclassification would not have a material impact on revenues or trends that would influence the user of the financial statements presented in the Report.

8. SEC Comment: Supplementally please tell us if you receive allowances and credits from vendors in connection with the purchase or promotion of the vendor's products such as slotting fees, payments under buy-down agreements, co-operative advertising fees, and other consideration. If so, please tell us the nature and timing of your receipt and recording of these types of credits and disclose in a footnote your accounting policy with respect to these types of transactions.

         Response: The Company has received no material allowances or credits from any vendors during the periods presented in connection with the purchase or promotion of such vendors' products. If this changes in future periods, we will comply with the noted regulation.

9. SEC Comment: Please revise your disclosures in future filings to indicate the amounts of major classes of inventory for all periods presented. If all of the items are finished goods, please indicate so. Refer to Rule 5-02.6(A) of Regulation S-X.

         Response: All inventories represent finished goods. The Company will so indicate in future filings.

10. SEC Comment: Please tell us and disclose in future filings if you are in compliance with all material covenants on your long-term debt and the repercussions of not meeting them. Please also disclose the existence of any cross-default provisions. Refer to Rule 4-08(c) of Regulation S-X.

         Response:  The  Company  is in  compliance  with all  covenants  in its long-term  debt  and  will  so  indicate  in  future  filings.  If this condition changes, the Company will discuss any repercussions of non-compliance and otherwise comply with the noted regulation. The Company maintains a revolving line of credit, term loan and mortgage payable with its primary lender, the balances of which were $98,000, $1,668,000 and $953,000, respectively as of December 25, 2004. Each of these loans includes a cross-default provision, which in effect provides that a default on any one of these loans would constitute a default for all three loans. There are no other cross-default provisions in other material contracts of the Company.

11. SEC Comment: In future filings, please revise [Schedule II] to include all reserves recorded, including the amounts for sales returns and allowances for each period presented. See Rules 5-04(c) and 12-09 of Regulation S-X.

         Response: Schedule II includes all material valuation and qualifying accounts classified as reserves during the periods presented. In future filings, we will include either in Schedule II or in the footnotes to the financial statements further disclosure regarding the amounts recorded for sales returns and allowances for each period presented.

At Boss, we take very seriously our responsibility to provide informative and accurate disclosure in our public filings. Company management understands and acknowledges its responsibility with regard to the accuracy and adequacy of the Company's disclosures. We also acknowledge that staff comments or changes to our disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to our filings. Further, we acknowledge that the Company may not assert such action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

I believe this fully addresses all the comments in your letter of March 31, 2005. Should you have questions or comments on the above or require any further information with regard to Boss Holdings, Inc. or its filings, please contact me and we will promptly respond to your request.

Sincerely,


/s/ J. Bruce Lancaster
------------------------

J. Bruce Lancaster
Executive Vice President

C:       James F. Sanders, General Counsel
         G. Louis Graziadio III
         Rick Day, McGladrey & Pullen